EXHIBIT 99.1

Annual Report 2006: Hydro Enters New Chapter With Strong Basis

OSLO, Norway, March 16, 2007 (PRIME NEWSWIRE) -- "Hydro's future as a focused aluminium and power company is bright, following record annual results and the plan to merge the company's oil and gas activities with Statoil," Hydro President and CEO Eivind Reiten says in the company's 2006 annual report, published on Hydro's internet site www.hydro.com on Friday.

Hydro's 2006 annual reporting contains three separate documents with different level of detail.

"In 2007 we enter a new chapter in Hydro's history - with a stronger foundation than ever before. Part of what makes us particularly optimistic about Hydro's future developments, are the good results from the aluminium business," Reiten says in his letter to shareholders.

Hydro's main report for 2006 is the "Annual Report 2006", which includes detailed information about Hydro's businesses, operational performance, financial performance, viability performance, corporate governance and financial statements. It incorporates the requirements of the annual report on Form 20-F and has been filed with the U.S. Securities and Exchange Commission (SEC).

In addition, two reporting documents have been prepared specifically for distribution to shareholders: "Financial Statements and Directors' Report 2006", and "2006 -- in brief". The first report fulfills the Norwegian statutory requirements to annual reporting and contains the Board of Directors' Report and Financial Statements, while the latter is a short summary of Hydro's results and performance in 2006.

Hydro's main reporting on viability performance is included in the "Annual Report 2006", with additional detail on www.hydro.com/reports.

The full content of the three reports is presented at www.hydro.com/reports, with supplementary information. Hard copies of all reports can be ordered from this website, and all parts of the reports can be downloaded and printed in PDF format, on demand.

Shareholders registered directly in the Norwegian Central Securities Depository (VPS) will automatically receive hard copies of "Financial Statements and Directors' Report 2006" and "2006 - in brief". Other shareholders and stakeholders may request a hard copy of any of Hydro's 2006 reports at www.hydro.com/reports free of charge.

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo Norway
 +47 22538100
 Fax: +47 22532725
 www.hydro.com

 http://hugin.info/106/R/1112473/202315.pdf
 http://hugin.info/106/R/1112473/202316.pdf
 http://hugin.info/106/R/1112473/202323.pdf

CONTACT:  Norsk Hydro ASA
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